

Company Name	Mona Lisa by Lil Pump
Logo	
Headline	Invest in Lil Pump's new single and share in the royalties
Hero Image	
Tags	Music

Pitch text

Summary

- Invest in Lil Pump's "Mona Lisa" ft. Soulja Boy and share in the royalties
- Your interest in Mona Lisa Song LLC will be represented by a Security-NFT*
- This will be the mechanism to receive any potential royalty distributions
- Song royalties are accumulated through streaming, licensing, ads, and more
- Royalty distributions to investors are slated to begin in Q1 2022
- Total track streams: Lil Pump 2B+ & Soulja Boy 1B+ (Oct 2021)
- Total monthly Spotify listeners: Lil Pump 7M & Soulja Boy 10M (Oct 2021)

Custom

Artists curated by OPULOUS

These artists are brought to Republic's ecosystem by Opulous, a blockchain platform from the founders of award-winning distribution and record label services company Ditto Music.

Song Preview

A new single by Lil Pump, featuring Soulja Boy is slated for release in Q4 2021 — and for the first time ever you can share in the financial upside of the track, and support your favorite artists.

Listen to the preview of the track:

A New Way To Invest


Security NFTs
Introducing
S-NFT

The Security Non-Fungible Token (S-NFT) is the first of its kind that combines the power of NFT technology and an innovative investing framework. This new way of investing allows you to receive rights to the royalties through a limited edition NFT representation. There are only 5,000 tokens available and there will never be more produced.

Lil Pump Bio



Lil Pump is one of today's most popular hip-hop artists. He made a name for himself pushing the punk-inspired SoundCloud rap scene from underground to mainstream.

The twenty-one-year-old got his worldwide breakthrough in 2018 with the song "Gucci Gang". It rose to the third spot on the Billboard Hot 100 and was streamed well over 600 million times. Similar numbers were reached with the instantly recognizable collaboration with Kayne West, "I Love It." Other tracks with Lil Wayne, YG, French Montana and Lil Uzi Vert gained similar success as evident in high streaming numbers.



Lil Pump Collabs











Kanye West   **Lil Wayne**   **Diplo**   **Gucci Mane**   **Lil Yachty**

The Miami-bred rapper tours frequently and is present on social media. He has a huge and loyal following across Facebook, YouTube, Instagram, Twitter & TikTok — over 41M+ — that are keeping a close eye on the eccentric personality that is Lil Pump

Soulja Boy Bio



Throughout Soulja Boy's career, he has been a pioneer of making his work available in new ways. He was one of the first rappers to utilize MySpace and Youtube. This led to mainstream success with bangers such as "Crank That" and "Kiss Me Thru the Phone" that earned him several Grammy Award nominations.

In addition to many hits over the last decade, the Chicago born rapper ventured into the gaming world as well. He released his own console and has almost 1 million followers on the game streaming platform Twitch.

The entrepreneurial artist is always one step ahead. This gained him a loyal audience, with a large social reach across Facebook, YouTube, Instagram, Twitter & TikTok — over 15M+ — and generating over 10 million streams on Spotify per month.

Soulja Boy Collabs

    

Sean Kingston   DJ Khaled   Nicki Minaj   Wiz Khalifa   Drake

Global Social Reach

3+ Billion streams, 17+ Million monthly listeners combined

 **3+ Billion** Total track streams combined by two artists

5x platinum artist

 **17M+** Monthly listeners

 **20.7M** Youtube followers

 **22.4M** Instagram followers

 **17.2M** Facebook followers

 **6.4M** Twitter followers

 **6.2M** TikTok followers

Previous Track Performance

Some of the top tracks by Lil Pump include...

Track	Release date	Overall streams*	Total Streams +download revenue**
I Love It (with Kanye West)	Sept 2018	**801,000,000**	$5,020,000
Arms Around You (feat. Maluma & Swae Lee)	Oct 2018	**696,290,000**	$4,360,000
Gucci Gang	Oct 2017	**856,860,000**	$5,370,000
Welcome the the Party (with French Montana ft. Zhavia Ward)	May 2018	**292,430,000**	$1,830,000
Coronao Now	May 2020	**143,430,000**	$900,000
Esskeetit	Apr 2018	**336,000,000**	$2,100,000

*Numbers as of Q3 2021
**Represents revenue from Master & Publishing rights
Previous song performance does not guarantee future results, please review the full terms of the Offering when assessing the suitability of the investment opportunity.

Exclusive Investor Perks

With your investment, get exclusive perks!



$100

● **Bronze**

1,000 investors who invest at least $100 will receive an NFT with exclusive artwork.



$1,000

● **Silver**

100 investors who invest at least $1,000 will receive an NFT with exclusive artwork.



$5,000

● **Gold**

50 investors who invest at least $5,000 will receive an NFT with exclusive artwork.



$10,000

● **Platinum**

10 investors who invest at least $10,000 will receive an NFT with exclusive artwork.

Investment Economics

You will get a share of potential profits generated by the master record:

 ### Streaming

Spotify, Apple Music, YouTube, Amazon Music, TikTok + more

 ### Download

Downloads on iTunes, Amazon Music, etc.

 ### TV Broadcast

Royalties are paid when the track is broadcast to TV

 ### Radio Broadcast

Royalties are paid when the track is played on the radio

 ### Public Performance

Public performance of musical works

 ### Sync

Adverts, games, films, trailers, TV programming

Mona Lisa Song LLC has obtained 50% of the master rights and 50% of the publishing rights to Mona Lisa Song, which entitles it to receive 50% of any potential future royalty payments



How You Get Paid

Mona Lisa LLC plans to distribute royalty distributions quarterly in USDC. The LLC reserves the right to change the frequency of distributions.

1

Song earns revenue from streaming, licensing, etc.

2

Royalty payments are collected at relevant rates

3

Payments converted to USDC and distributed to Mona Lisa song LLC

4

Payments distributed to investor's wallets on a quarterly basis

Master and publishing rights

50%

How long the revenues will be distributed to you

Perpetuity

The track will start streaming

Q4 '21

Payments will be paid to investors each quarter

Quarterly

Team

	Lee Parsons	CEO
	Miles Carroll	COO
	Fernando Cruz	CMO

Perks

$100	Investors who invest at least $100 will receive a Bronze level NFT with exclusive artwork.
$1,000	Investors who invest at least $1,000 will receive a Silver level NFT with exclusive artwork.
$5,000	Investors who invest at least $5,000 will receive a Gold level NFT with exclusive artwork.
$10,000	Investors who invest at least $10,000 will receive a Platinum level NFT with exclusive artwork.

FAQ

What am I investing in?

When you invest in this music offering through Republic, you are buying special membership units of an LLC that owns 50% of the master and publishing rights to the song "Mona Lisa" by Lil Pump ft. Soulja Boy. The membership interest may be represented by a security non-fungible token (an S-NFT) which is a representation of that ownership and the vehicle in which returns are distributed.

Why do I need to verify my identity with Republic to invest?

In order to invest on Republic, you must verify your identity. Identity verification is a standard practice as part of Anti-Money Laundering (AML) and Know-Your-Customer (KYC) requirements. AML and KYC refer to due diligence activities that regulated financial institutions like Republic must perform for compliance purposes and fraud checks. Republic uses third party service providers to validate your identity and confirm you are not prevented from investing due to federal prohibitions.

You can also verify your identity here. You will be asked to provide personal identification information which may include your social security number (SSN) and a valid photo I.D. Some investors may be required to provide a passport.

Please note, we take the security of your information very seriously. The information you provide is sent via secure API to Cognito, which is a trusted and widely used service provider in the space. We do not retain any of the information on our servers, and access is restricted. You can read about Republic's privacy policy here. For more information, please also see the privacy policies for Cognito.

Failure to complete your identity verification may result in a cancellation of your investment commitment.

How do you select Music investment opportunities	The first music investment opportunities have been sourced by the Opulous team and will only involve carefully-selected, established and emerging artists. An NFT from a well-known artist is likely to create high demand, and its value may increase over time due to its limited supply. On the other hand, an NFT from a lesser-known artist with the potential to gain popularity may see an even greater return on investment, as both its resale and royalty value may grow alongside the associated music's popularity.
What wallet do I need to provide?	Investors will be required to provide a My Algo wallet address (https://wallet.myalgo.com/) to receive the S-NFT tokens. Please see the below tutorial for generating a My Algo wallet address: [Add tutorial video from Alex]
Which payment methods can I use?	Investors can invest via credit card payments, ACH or Wire transfer
Can I resell my Music securities?	The securities acquired through this sale are restricted under Rule 144 of the Securities Act and subject to a 12-month lockup period, during which time they will not be transferrable or re-sellable. Should a compliant trading platform for digital assets exist after the 12-month lockup period, the securities may be tradable on a relevant ATS.
How do I earn returns?	Investors earn returns when the song "Mona Lisa" by Lil Pump ft. Soulja Boy generates revenues to the issuer LLC. The more a song is played, streamed and licensed, the more royalties are generated and the more assets are distributable to investors. Once the song is released and starts generating revenue, the returns will first flow to the music distribution service provider. Then returns are distributed to investors in their respective percentages. The exact amount of royalties and funds that an investor gets paid varies by each investment and amount invested. Any potential returns will be paid out quarterly to a digital wallet in USDC.